ORANGE AND ROCKLAND UTILITIES, INC. AND SUBSIDIARIES

                      Ratio of Earnings to Fixed Charges**

                               Twelve Months Ended

                             (Thousands of Dollars)

                                                     MARCH       MARCH
                                                     2000         1999
                                                  ------------ -----------


Earnings

   Net Income                                         $13,221     $43,379
   Federal Income Tax                                  34,675      23,631
   State Income Tax                                     1,861       2,577
                                                  ------------ -----------

   Total Earnings Before Federal and State             49,757      69,587
   Income Tax

Fixed Charges*                                         33,463      36,151
                                                  ------------ -----------
                 Total Earnings Before Federal
                 and State Income Tax  and Fixed
                 Charges                              $83,220    $105,738
                                                  ============ ===========




   * Fixed Charges

   Interest on Long-Term Debt                         $26,521     $23,989
   Amortization of Debt Discount, Premium and           1,214       1,150
   Expense
   Interest Component of Rentals                        2,000       2,000
   Other Interest                                       3,728       9,012
                                                  ------------ -----------

                 Total Fixed Charges                  $33,463     $36,151
                                                  ============ ===========



   Ratio of Earnings to Fixed Charges                    2.49        2.93



**Unaudited